FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

25 September 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

On 25 September 2017, Mark Tucker purchased 276,000 ordinary shares of US$0.50 at HKD 76.3152 per share.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Mark Tucker

2 - Reason for the notification
Position/status		Non-executive Director (Chairman Designate)

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-09-25	Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		HKD – Hong Kong Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			76.32	276,000	HKD 21,062,995.20
		Aggregated	76.315	276,000	HKD 21,062,995.20

For any queries related to this notification please contact:
Loren Wulfsohn
Shareholder Services
020 7991 8918

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 25 September 2017